Jule's Foods

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,181.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,003.80
zAccumulated Depreciation	4,229.00
CC 4256	1,346.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,571.99**
Net cash provided by operating activities	**$ -12,609.18**
INVESTING ACTIVITIES	
Machinery & Equipment	-2,500.00
Net cash provided by investing activities	**$ -2,500.00**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	21,108.26
Net cash provided by financing activities	**$21,108.26**
NET CASH INCREASE FOR PERIOD	**$5,999.08**
CASH AT END OF PERIOD	**$5,999.08**